Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

PROFIT WARNING

This announcement is made by Guangshen Railway Company Limited (the “Company”, together with its subsidiaries, the “Group”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The board of directors of the Company (the “Board”) wishes to inform the shareholders, investors and potential investors of the Company that, based on a preliminary review and analysis of the unaudited consolidated management accounts of the Group for the three months ended 31 March 2020 (the “First Quarter of 2020”) and information currently available to the Board, the Group is expected to record a net loss attributable to the shareholders of the Company in the range of approximately RMB450,000,000 to RMB550,000,000 for the First Quarter of 2020, representing a decrease in the range of approximately 215% to 241% as compared to the net profit attributable to the shareholders of the Company of RMB390,328,300 for the three months ended 31 March 2019.

Based on the information currently available, the Board believes that the expected loss is due to the expected significant decrease in the revenue of the Group for the First Quarter of 2020 as a result of the outbreak of the Novel Coronavirus (COVID-19). The expected significant decrease in the revenue of the Group for the First Quarter of 2020 is mainly attributable to the following reasons:

(i)

on 30 January 2020, the government of Hong Kong announced the suspension of services of Hung Hom Station, and accordingly the operations of the Canton-Kowloon Through Trains of the Group were entirely suspended and have yet to be resumed as of the date of this announcement;

(ii)

on 4 February 2020, the government of Hong Kong further announced the shutdown of the Luohu Border, which has yet to reopen as of the date of this announcement, resulting in a significant reduction in the volume of passengers travelling by Guangzhou-Shenzhen Inter-city Express Trains between Hong Kong, Guangzhou and Shenzhen across the Luohu Border; and

(iii)

on 23 January 2020, the city of Wuhan imposed a full lockdown with all outbound transportation halted, and accordingly the operations of long-distance passenger trains to Wuhan and the Through-Wuhan passenger transportation services of the Group were suspended. The operations of the passenger transportation business of the Group did not return to normal until 28 March 2020. In addition, mainland Chinese residents are self-quarantining in response to the government’s call, and their willingness to travel and the demand for travel have been significantly reduced, and thus the operations of certain long-distance passenger trains to other destinations have also been suspended.

The Company is in the process of finalizing the quarterly results of the Group for the First Quarter of 2020. The information contained in this announcement is based solely on the preliminary assessment by the Board of the unaudited consolidated management accounts of the Group for the First Quarter of 2020 and the information currently available to the Board, which has yet to be reviewed by the audit committee or the independent auditors of the Company. Accordingly, the actual results of the Group for the First Quarter of 2020 may differ from the information disclosed in this announcement. Shareholders, investors and potential investors of the Company are advised to refer to the details in the results announcement of the Group for the First Quarter of 2020, which is expected to be published by the end of April 2020.

Shareholders, investors and potential investors of the Company are advised to exercise caution when dealing in the securities of the Company.

By Order of the Board

Guangshen Railway Company Limited

Tang Xiangdong

Company Secretary

Shenzhen, the PRC

16 April 2020

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong

Hu Lingling

Guo Xiangdong

Non-executive Directors

Guo Ji’an

Guo Jiming

Zhang Zhe

Independent Non-executive Directors

Chen Song Jia

Jianmin Wang

Yunting